UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the months of: March 11, 2010 to April 25, 2010
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2 place Jean Millier
La Défense 6
92400 Courbevoie
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

SIGNATURES
EX-99.1:Total signs an agreement to acquire a 50% interest in the concession held by OTG, Kazakhstan
EX-99.2:Total launches the development of the Lagan and Tormore gas fields, UK
EX-99.3:Filing of a public tender offer followed by a squeeze out for the shares issued by the company Elf Acquitaine
EX-99.4:Paris Court of Appeal judgement on the sinking of the Erika
EX-99.5:Total obtains the Montelimar permit to evaluate the gas shale potential of the area, France
EX-99.6:Second oil discovery on deep offshore Block 17/06, Angola
EX-99.7:2009 Annual Reports - Shareholders' meeting on May 21, 2010
EX-99.8:Yemen LNG Starts Second Natural Gas Liquefaction Train
EX-99.9:Total Sells Mapa Spontex to U.S.-Based Jarden Corporation
EX-99.10:Oil for Food - Clarification: Not a new case
EX-99.11:Two new oil discoveries on deep offshore Block 15/06, Angola
EX-99.12:Total transfers its interest in Virgo and Matterhorn to W&T Offshore, Inc., Gulf of Mexico
EX-99.13:Total Joins the Positive Energy Consortium
EX-99.14:Clearance decision relating to the public tender offer followed by a squeeze out for the shares issued by the compnay Elf Aquitaine
EX-99.15:French National Round Table on the Refining Industry

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: April 26, 2010	By:	/s/ Jérôme Schmittt
		Name:	Jérôme SCHMITT
		Title:	Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1	Kazakhstan: Total signs an agreement to acquire a 50% interest in the concession held by OTG (March 17, 2010)

•	EXHIBIT 99.2	United Kingdom: Total launches the development of the Laggan and Tormore gas fields (March 17, 2010)

•	EXHIBIT 99.3:	Filing of a public tender offer followed by a squeeze out for the shares issued by the company Elf Aquitaine (March 24, 2010)

•	EXHIBIT 99.4:	Paris Court of Appeal judgment on the sinking of the Erika (March 30, 2010)

•	EXHIBIT 99.5:	France: Total obtains the Montelimar permit to evaluate the gas shale potential of the area (March 31, 2010)

•	EXHIBIT 99.6:	Angola: Second oil discovery on deep offshore Block 17/06 (April 1, 2010)

•	EXHIBIT 99.7:	2009 Annual Reports — Shareholders’ meeting on May 21, 2010 (April 1, 2010)

•	EXHIBIT 99.8:	Yemen LNG Starts Second Natural Gas Liquefaction Train (April 2, 2010)

•	EXHIBIT 99.9:	Total Sells Mapa Spontex to U.S.-Based Jarden Corporation (April 6, 2010)

•	EXHIBIT 99.10:	Oil for Food — Clarification: Not a new case (April 6, 2010)

•	EXHIBIT 99.11:	2009 Angola: Two new oil discoveries on deep offshore Block 15/06 (April 7, 2010)

•	EXHIBIT 99.12:	Gulf of Mexico: Total transfers its interests in Virgo and Matterhorn to W&T Offshore, Inc. (April 8, 2010)

•	EXHIBIT 99.13:	Total Joins the Positive Energy Consortium (April 12, 2010)

•	EXHIBIT 99.14:	Clearance decision relating to the public tender offer followed by a squeeze out for the shares issued by the company Elf Aquitaine (April 14, 2010)

•	EXHIBIT 99.15:	French National Round Table on the Refining Industry (April 16, 2010)